Exhibit 14.1

ASSURE HOLDINGS CORP.

CODE OF BUSINESS ETHICS

The long-term success of our company depends on the competence and integrity of our employees, but the nature of our business demands a very special relationship of trust with all our clients, employees, partner companies and the communities in which we do business. This code cannot cover all situations, but it is intended to guide your behavior as you do your job.

It is company policy always to comply with the letter and the spirit of the country in which we operate, and with the regulatory requirements affecting our business. It is your obligation to ensure that compliance with respect to those company activities for which you are responsible. This includes compliance with antitrust, trade, securities, copyright, employment, and other business regulations as well as laws governing criminal affiances.

You should avoid all situations that have or appear to create a conflict of interest. Some conflicts of interest are obvious, such as selling or leasing goods or services to the company. But some less obvious conflicts of interest can arise with suppliers, clients, customers, agents or prospective clients.

If you are in doubt about the propriety of any situation or circumstance, you are encouraged to discuss the matter with your manager/supervisor before acting.